UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON ,    D .C . 20549



     D IVI S IO N OF
CO RP ORAT IO N FINANCE




                                                                  September 27,
2018

Thiago Piau
Chief Executive Officer
DLP Payments Holdings Ltd.
R. Fidencio Ramos, 308, 10th Floor
Vila Olimpia
Sao Paulo SP 04551-010
Brazil

           Re: DLP Payments Holdings Ltd.
               Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 21, 2018
               CIK No. 0001745431

Dear Mr. Piau:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1. We note your disclosure on page 16 that unless otherwise indicated, all information contained in this prospectus assumes the implementation of a share split of your common shares effective as of ____, 2018, applied retroactively to all of the figures herein setting forth the number of your common shares and per common share data. As it appears that this share split will take place prior to, or in connection with this offering, please clarify
 Thiago Piau
DLP Payments Holdings Ltd.
September 27, 2018
Page 2
      whether you intend to retrospectively restate your share and per share data for all periods presented in your historical financial statements to reflect the reverse share split. We refer you to paragraph 64 of IAS 33 and SAB Topic 4C.
2. Please refer to the table on the inside front cover page. Please balance the undue prominence given to the non-GAAP measures and to the results for the six months ended
      June 30, 2018 by including here your losses for the six months ended June 30, 2017 and the fiscal year ended December 31, 2017. For guidance, refer to Securities Act Forms
      Compliance and Disclosure Interpretation 101.02.
3. We note that on September 4, 2018, you acquired an additional interest in Equals, which resulted in the company having ownership and control at the 56% level, and that you intend to acquire the remaining 44% upon the consummation of the offering. If significant, please provide pro forma financial information to reflect the acquisition pursuant to the guidance in Article 11 of Regulation S-X.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Note 3.2 New and Amended Standards and Interpretations, page F-8

4. We note your disclosure on page F-10 that you applied IFRS 9 prospectively on January
      1, 2018. Please explain to us why you have not applied this guidance retrospectively as required by paragraph 7.2 of IFRS 9.
Exhibits

5.    Please have counsel remove assumption 2 in Schedule 2 on page 4 of
Exhibit 5.1.
      Counsel may not assume that registrant is not in bankruptcy. For guidance, refer to
      Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website www.sec.gov.
        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave (202) 551-3601 or J. Nolan McWilliams at (202) 551-
3217 with any other questions.



                                                             Sincerely,
FirstName LastNameThiago Piau
                                                             Division of
Corporation Finance
Comapany NameDLP Payments Holdings Ltd.
                                                             Office of
Transportation and Leisure
September 27, 2018 Page 2
cc:       Byron B. Rooney, Esq.
FirstName LastName